UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission file number             1-12383

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan For Hourly Employees

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings Plan

for Hourly Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Virchow Krause & Company, LLP

Milwaukee, Wisconsin

June 23, 2008

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
INVESTMENTS:
Defined Contribution Master Trust (Note 3)	$56,609,365	$85,756,970
Participant Loans	1,483,225	4,309,702

Total investments at fair value	58,092,590	90,066,672

Adjustment from fair value to contract value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	(135,685)	374,133

NET ASSETS AVAILABLE FOR BENEFITS	$57,956,905	$90,440,805

See notes to financial statements

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$90,440,805	$92,628,790

ADDITIONS:
Income from investments:
Interest in income of Defined Contribution Master Trust	5,457,260	6,742,699
Interest on Participant Loans	154,899	283,206

Total income from investments	5,612,159	7,025,905

Contributions:
Employer	552,430	1,248,878
Employee	1,602,306	3,497,423

Total contributions	2,154,736	4,746,301

Total additions	7,766,895	11,772,206

DEDUCTIONS:
Payments to participants or beneficiaries (Note 6)	39,456,698	13,826,231
Administrative expenses	51,103	78,066

Total deductions	39,507,801	13,904,297

NET DECREASE BEFORE TRANSFERS	(31,740,906)	(2,132,091)
NET TRANSFERS BETWEEN AFFILIATED PLANS	(742,994)	(55,894)

NET DECREASE	(32,483,900)	(2,187,985)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$57,956,905	$90,440,805

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.

General – The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Defined Contribution Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of ten lifestyle mutual funds, ten core investment options and a mutual fund brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2007 and 2006 and is specific to the Plan.

Effective March 31, 2006, Rockwell Automation removed the following closed stock fund options from the Plan: Boeing Stock Fund, ArvinMeritor Stock Fund, Conexant Stock Fund, Rockwell Collins Stock Fund, Skyworks Solutions Stock Fund and Mindspeed Technologies Stock Fund. Participants had the option to redirect their investments in these closed stock funds to any of the available investment options or elect to take a distribution. If a participant did not take action by March 31, 2006, the participant’s investments in the closed stock funds were automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth. The Exxon Mobil Stock Fund, also a closed stock fund, was removed as an investment option on June 29, 2007. If a participant did not take action by June 29, 2007, the participant’s investment in the Exxon Mobil Stock Fund, if any, was automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth.

b.

Participation – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 25% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant’s base compensation. In addition, highly compensated participants may contribute up to an additional 4% on an after-tax basis.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participant. Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.

c.

Investment Elections – Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.

d.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.

Vesting – Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.

Loans – A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% at inception date of the loan. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.

Forfeitures – When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2007 and 2006, forfeited nonvested accounts totaled $68,314 and $75,987, respectively. During the years ended December 31, 2007 and 2006 Rockwell Automation’s contributions were reduced by $25,625 and $13,071, respectively, from forfeited non-vested accounts.

h.

Plan Termination – Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan or to suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.

Withdrawals and Distributions – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants also may withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses – Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Valuation of Investments – The Plan has an interest in the assets of the Defined Contribution Master Trust. The assets of the Defined Contribution Master Trust are stated at fair value. Benefit responsive investment contracts held in the Defined Contribution Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Defined Contribution Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date. The loan fund is stated at cost that approximates fair value.

b.

Use of Estimates – Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

c.	Payment of Benefits – Benefits are recorded when paid.

d.

Risks and Uncertainties – The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

e.

New Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of the adoption of this statement.

3.	DEFINED CONTRIBUTION MASTER TRUST

At December 31, 2007 and 2006, with the exception of the participant loan fund, all of the Plan’s investment assets were held in the Defined Contribution Master Trust account at the Trustee. Use of the Defined Contribution Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Defined Contribution Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Defined Contribution Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Defined Contribution Master Trust at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Money market funds	$23,063,651	$23,560,512
Cash	1,796,220	1,763,797
Common stocks	881,455,840	1,290,692,208
Mutual funds	1,055,461,542	822,411,845
Brokeragelink account	12,534,606	10,016,400
Corporate debt investments	12,163,005	15,072,367
U.S. government securities	34,590,464	30,444,387
Other fixed income investments	2,040,283	3,610,587
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	116,859,596	138,482,454
Stable Value Fund – guaranteed investment contracts	514,626,720	574,433,048
Accrued income	1,063,715	856,605
Accrued fees	(905,965)	(991,334)
Pending trades	(970,517)	(1,829,037)

Net assets at fair value	2,653,779,160	2,908,523,839
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,233,648)	6,074,950

Net assets	$2,650,545,512	$2,914,598,789

The Plan offers a Stable Value Fund option which, through the Defined Contribution Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund’s current market value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future market value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 4.75% and 4.42% at December 31, 2007 and 2006, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2007 and 2006 was 4.74% and 4.52%, respectively.

The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

An issuer may terminate a contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

The Plan’s interest in the Stable Value Fund was approximately 4% and 6% at December 31, 2007 and 2006, respectively.

The net investment income of the Defined Contribution Master Trust for the years ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Interest	$25,534,526	$27,023,045
Dividends	65,888,256	49,160,767
Net appreciation in fair value of investments:
Common stocks	109,393,501	165,836,538
Mutual funds	25,651,794	58,593,922
Investment in common collective trust – Fidelity U.S. Equity Index Commingled Pool	7,632,374	19,208,879
Brokeragelink accounts	1,381,768	1,051,484

Net investment income	$235,482,219	$320,874,635

The Plan’s interest in the Defined Contribution Master Trust, as a percentage of net assets held by the Defined Contribution Master Trust was approximately 2% and 3% at December 31, 2007 and 2006, respectively. While the Plan participates in the Defined Contribution Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2007 and 2006.

The Defined Contribution Master Trust’s investments that exceeded 5% of net assets as of December 31, 2007 and 2006 are as follows:

Description of Investment	2007	2006
Rockwell Automation, Inc. common stock	$345,824,056	$622,339,111
Fidelity International Discovery Fund	193,810,010	158,982,632
Fidelity Freedom 2020 Fund	155,557,645	*

* This investment did not exceed 5% of net assets in 2006

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the year ended December 31, 2007 and 2006 is as follows:

	2007	2006
Net Assets, Beginning of Year	$14,167,252	$15,053,527

Changes in net assets:
Contributions	577,036	1,260,410
Dividends	196,372	229,291
Net appreciation	1,363,807	623,544
Benefits paid to participants	(5,273,150)	(2,070,711)
Administrative expenses	(12,743)	(18,237)
Transfers (Note 6)	(1,919,869)	(910,572)

Total changes in net assets	(5,068,547)	(886,275)

Net Assets, End of Year*	$9,098,705	$14,167,252

* These net assets are included in the Defined Contribution Master Trust.

5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PARTICIPANT WITHDRAWALS

Effective January 31, 2007, Rockwell Automation sold the Dodge mechanical and Reliance Electric motors and motor repair services businesses. As a result of the sale, all employees of the divested businesses were terminated and those not fully vested in the Plan were considered to be 100% vested upon termination. These former employees took distributions totaling $33,620,400 and are included in “Payments to participants or beneficiaries” in the 2007 Plan financial statements.

Effective November 7, 2007, retirees and former employees are limited to holding 15% of the total (fair) market value of their account in the Rockwell Automation Stock Fund. Participants have an option to transfer funds out of the Rockwell Automation Stock Fund. Effective November 7, 2007, all balances exceeding the 15% limit were automatically transferred into a temporary account (the “Liquidation Fund”), and later, in a phased approach, reallocated into a Fidelity Freedom Fund based on participant’s date of birth. The reallocation into a Fidelity Freedom Funds was completed on December 11, 2007 and totaled $526,178.

7.	PLAN CHANGES

Effective October 1, 2006, all newly hired employees will be automatically enrolled in the Plan after 30 days. The initial enrollment contribution will be set at 3% of base pay and will be invested in a Fidelity Freedom Fund based on the participant’s date of birth. Participants can decline participation during the 30 days prior to automatic enrollment and contribution or investment options can be changed at any time subject to Plan and Rockwell Automation guidelines.

Also effective October 1, 2006, all participants have the ability to transfer the employer contribution out of the Rockwell Automation Stock Fund to other available fund options. Previously, only vested participants could transfer the employer contribution.

In November 2007, the Plan was amended to provide that any participant who is not an active employee would be limited to holding 15% of his or her total account balance under the Plan in the Rockwell Automation Stock Fund. Each year, on or prior to June 30, any amount that exceeds 15% of the total fair (market) value will be automatically reallocated for participants who were not active employees as of the preceding December 31. The amount in excess of the limit will be liquidated and automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth.

8.	RELATED-PARTY TRANSACTIONS

Certain Defined Contribution Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee and recordkeeper as defined by the Defined Contribution Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Defined Contribution Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Defined Contribution Master Trust held 5,014,850 and 10,188,918 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $40,352,482 and $78,473,232, respectively, and a fair value of $345,824,056 and $622,339,111, respectively.

During 2007 and 2006, dividends on Rockwell Automation common stock paid to eligible plan participants were $9,566,729 and $10,733,813, respectively.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2007 Form 5500 Schedule H, Part I is presented below.

	2007	2006
Net assets available for benefits reported in the financial statements	$57,956,905	$90,440,805
Adjustment from contract value to fair value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	135,685	(374,133)

Net assets available for benefits reported on Form 5500	$58,092,590	$90,066,672

Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(b) of the 2007 Form 5500 Schedule H, Part II is presented below.

2007
Total additions reported in the financial statements	7,766,895
Adjustment from contract value to fair value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	509,818

Total income as reported on Form 5500	$8,276,713

*   *   *   *   *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2007

EIN 25-1797617

PLAN NUMBER 007

Column A	Column B	Column C	Column D	Column E

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Fair Value
*	Fidelity Management Trust Company	Defined Contribution Master Trust	$46,983,952	$56,609,365

*	Various participants	Participant Loans; rates ranging between 5% and 10.5%, due 2008 to 2017	0	1,483,225

	Total assets (held at end of year)		$46,983,952	$58,092,590

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FOR HOURLY EMPLOYEES

By	/s/ Teresa E Carpenter
Teresa E Carpenter Plan Administrator

Date: June 23, 2008

Exhibit A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 23, 2008, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for Hourly Employees for the year ended December 31, 2007.

/s/ Virchow Krause & Company, LLP

Milwaukee, Wisconsin

June 23, 2008